Irish Mag, Inc.
646 First Avenue South
St. Petersburg, Florida 33701
Phone: (866) 821-9004

June 21, 2006

Ms. Pamela A. Long, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 70010
100 F Street, NE
Washington D.C., 20549

Re: Irish Mag, Inc.
Request for Accelerated Effectiveness
File No. 333-132119

Dear Ms. Long:

Per the request of Mr. Craig Slivka, Staff Attorney for the Securities and Exchange Commission and being advised that there are no further comments regarding the Registration Statement for Irish Mag, Inc. and that we may request accelerated effectiveness we herewith file this request.

Please consider this our request for accelerated effectiveness for the above named company, Irish Mag, Inc. By requesting accelerated effectiveness we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of June 21, 2006 at 4:00 p.m. This date and time have been selected per the approval of Mr. Craig Slivka, Staff Attorney for the S.E.C. and upon filing of the appropriate request.

Should you have any questions please do not hesitate to call me at (866) 821-9004.

Sincerely,
/s/ JOHN MAGUIRE John Maguire
President